Exhibit 99.1

BW LPG Limited – Update on BW LPG’s Product Services Q2 2026 Segment Performance

Singapore, 16 July 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q2 2026 segment performance.

Q2 2026 highlights:

●	Gross trading result: - USD 19 million

●	This includes:

○	USD 127 million realised trading gain

○	- USD 146 million unrealised mark-to-market change

●	Net result after general and administrative expenses and income taxes: - USD 31 million

●	Average Value-At-Risk (VAR): USD 17 million

●	The trading result will form part of the BW LPG Q2 2026 results, which will be released on 28 August 2026

Performance overview:

For the quarter ended 30 June 2026, BW Product Services achieved a realised trading gain of USD 127 million from our portfolio of cargo, freight and hedging transactions. After accounting for the negative change of unrealised mark-to-market valuation of USD 146 million from our open cargo contracts and hedging transactions, BW Product Services reported a gross trading result of approximately minus USD 19 million for the quarter.

After general and administrative expenses and income taxes, BW Product Services reported an estimated net result of approximately minus USD 31 million for the quarter.

The average Value-At-Risk (VAR) for the quarter was approximately USD 17 million. The increase in VAR is primarily driven by a surge in market volatility across our core product exposures.

Says Kristian Sørensen, Chief Executive Officer, “The Q2 trading environment was significantly impacted by continued geopolitical turbulence in the Middle East and considerable fluctuations in the LPG prices. Hence, I am very pleased to report a strong realisation of USD 127 million from our trading activities in Q2, which brings the combined Q1 and Q2 realised trading result to about USD 117 million. Since we ended Q1 with a record high valuation of our forward trading portfolio, a negative mark-to-market adjustment was expected as the US/ Asia LPG arbitrage narrowed towards the end of Q2. We remain committed to maintaining a well-balanced trading portfolio which remains firmly net positive thanks to active risk management by the BW Product Services team.”

For further information, please contact:

Kristian Sørensen, Chief Executive Officer

Samantha Xu, Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com